EXCLUSIVE APPAREL, INC.
6555 W. Gary Avenue
Las Vegas, Nevada 89139
Telephone (702) 242-9501

September 23, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Exclusive Apparel Form 10KSB for December 31, 2007
      Commission File Number 333-140305

To Whom It May Concern:

We are in receipt of the comment letter dated August 29, 2008 and in response to the comment letter we have made the following changes to our Form 10KSB as outlined below:

“ITEM 8A.                                CONTROLS AND PROCEDURES

Based on an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, as of December 31, 2007, our President and Treasurer have concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Our President and Treasurer also concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Treasurer, to allow timely decisions regarding required disclosure.    In addition, we reviewed our internal controls, and there have been no changes in our internal controls or in other factors in the last fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting or that could affect those controls subsequent to the date of our last evaluation.

The term disclosure controls and procedures means control and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

SEC Response Letter
September 23, 2008

Although this is the Second Amended Filing of our Form 10KSB pursuant to comments received from the Securities and Exchange Commission dated August 29, 2008, the conclusions of our management with regard to the recording, processing, summarizing and reporting of financial information required to be disclosed within the time periods specified in the Commission’s rules and forms, remain the same, namely that management complied with the rules and forms of the Commission but neglected to include specific language which the Commission was seeking.  Therefore, issuer had in place a proper system for disclosure of financial reporting as well as disclosure of any changes in that system but failed to use the proper language in describing that system of disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 8B                                CHANGES IN INTERNAL CONTROLS

During the quarter ended December 31, 2007, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

We have also changed the signature line to reflect each and every capacity in which our sole officer and director serves, including that of principal accounting officer.

Finally we acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions or comments then please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

/s/ Sharon M. Lynch

Sharon M. Lynch
Chief Executive Officer